FORM 11-K/A

               SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549



(MARK ONE)

(X)  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

     For the Calendar year ended December 31, 2003

(  ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

         For the transition period from              to
                                        -------------    -----------

             Commission File Number           1-5807
                                    -----------------------------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     Ennis, Inc. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Ennis, Inc.
                    2441 Presidential Parkway
                      Midlothian, TX  76065

                     ENNIS, INC. 401(k) PLAN

         Financial Statements and Supplemental Schedule
                      (Modified Cash Basis)

                   December 31, 2003 and 2002

                     ENNIS, INC. 401(k) PLAN

                        Table of Contents



                                                          Page

Report of Independent Certified Public Accountants         1

Statements of  Net Assets Available for Benefits
    (Modified Cash Basis) at December 31, 2003 and 2002    2

Statement of Changes in Net Assets Available for
    Benefits (Modified Cash Basis)year ended
    December 31, 2003                                      3

Notes to Financial Statements (Modified Cash Basis)      4 - 7

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End
    of Year) (Modified Cash Basis)                         8

       Report of Independent Certified Public Accountants

To the Participants and Administrator
Ennis, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Ennis Business Forms, Inc. 401(k) Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedule  were  prepared on a modified cash basis of  accounting,
which   is  a  comprehensive  basis  of  accounting  other   than
U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Ennis Business Forms, Inc. 401(k) Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits
(modified cash basis) for the year ended December 31, 2003 in conformity with the modified cash basis of accounting described in Note 2.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) (modified cash basis) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the
Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2003 financial statements taken as a whole.


                            /s/ Travis, Wolff & Company, L.L.P.

Dallas, Texas
June 2, 2004

                     ENNIS, INC. 401(k) PLAN

         Statements of Net Assets Available for Benefits
                      (Modified Cash Basis)

                   December 31, 2003 and 2002


                                       2003          2002
                                       ----          ----

Assets:
Investments, at fair value
    Investments held by Trustee   $  21,497,246 $ 13,080,750
    Participant loans                 1,052,044      620,122
                                     ----------   ----------

Net assets available for
    benefits                      $  22,549,290 $ 13,700,872
                                     ==========   ==========

See accompanying notes.

                     ENNIS, INC. 401(k) PLAN

    Statement of Changes in Net Assets Available for Benefits
                      (Modified Cash Basis)

                  Year ended December 31, 2003



Additions to net assets attributed to:
  Employee contributions                          $ 1,686,921
  Rollover contributions                               78,347
  Rollover contributions from Calibrated Forms
   Company, Inc. 401(k) Plan                        3,823,745
  In-kind contributions                               583,710
  Employer matching contributions                      85,804
  Employer profit sharing contributions               400,000
  Investment income (loss):
    Interest and dividends                            112,373
    Net appreciation in fair value of investments   3,307,263
                                                   ----------

Net additions                                      10,078,163
                                                   ----------

Deductions from net assets attributed to:
  Administrative expenses                              79,775
  Benefits paid and withdrawals                     1,149,970
                                                   ----------

Total deductions                                    1,229,745
                                                   ----------

Net increase                                        8,848,418
Net assets available for benefits at beginning
 of year                                           13,700,872
                                                   ----------

Net assets available for benefits at end of year $ 22,549,290
                                                   ==========

See accompanying notes.

                     ENNIS, INC. 401(k) PLAN

                  Notes to Financial Statements
                      (Modified Cash Basis)



1. Description of the Plan

   The following  description of the Ennis, Inc. (the  "Company")
   401(k) Plan  (the  "Plan") provides only general  information.
   Participants should refer to the Plan document for a more complete description of the Plan's provisions.

  (a) General

      The Plan was formed February 1, 1994 and is a defined contribution plan covering substantially all employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code (IRC). In addition, the financial statements have been prepared in compliance with ERISA.

  (b) Eligibility

      Employees age 18 and older of the Company are eligible to participate in the Plan after completing 60 days of service, as defined by the Plan.

  (c) Contributions

      Participants may make voluntary contributions to the Plan ranging from 1% to 100% of eligible pay subject to the Internal Revenue Service (IRS) annual limitations. The Plan allows rollovers of distributions from other qualified plans. The Plan provides for 50% employer matching contributions or discretionary employer contributions not to exceed $1,000 for certain employees not enrolled in the Pension Plan for Employees of the Company. Eligibility for employer contributions depends on the participant's employment location.

      During 2003, the Company made a profit sharing contribution of $400,000 on behalf of the former employees of Northstar Computer Forms, Inc. in accordance with their original plan. The Northstar Computer Forms, Inc. 401(k) Profit Sharing Plan was merged into the Plan on February 1, 2001.

  (d) Participant Accounts

      Each participant's account is credited with the participant's contribution, any employer contribution, and the allocation of the Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's interest in his or her account.

  (e) Vesting

      Participants  are immediately vested in their contributions
      plus   actual  earnings  thereon  and  qualified   employer
      matching contributions. Profit sharing contributions vest over a period of five years.

                     ENNIS, INC. 401(k) PLAN

                      (Modified Cash Basis)



1. Description of the Plan - Continued

   (f) Loans

       Under provisions of the Plan, participants may borrow up to 50% of their total account balance up to a maximum of $50,000. Loan repayments are made in equal installments through payroll deductions generally over a term not to exceed five years. All loans are considered a directed investment from the participant's Plan account with all payments of principal and interest credited to the participant's account. A maximum number of two outstanding loans are allowed per individual. The minimum loan is $1,000 and requires a $75 set-up fee payable for each loan. The interest rate is determined based on the prime rate as determined by the Plan's trustee plus 2%.

2. Summary of Significant Accounting Policies

   (a) Basis of Accounting

       The accompanying financial statements have been prepared on the modified cash basis of accounting and present the net assets available for benefits and changes in those net assets. Consequently, certain additions and the related assets are recognized when received rather than when earned, and certain deductions are recognized when paid rather than when the obligation is incurred. Investments are adjusted to fair value for presentation in the accompanying financial statements. Purchases and sales are recorded on a trade-date basis. The modified cash basis of accounting is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

   (b) Use of Estimates

       The preparation of financial statements in conformity with the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America, requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

   (c) Investments

       Investments in registered investment companies are valued at published market prices, which represent the net asset value of the shares held by the Plan at year-end. Units of common collective trusts are valued based on the fair value of the underlying assets of the trust as determined by the trust sponsor. Common stock is valued at the quoted market price on the last business day of the year. Money market funds are valued at cost, which approximates market value. Participant loans are valued at cost, which approximates fair value.

   (d) Benefits paid to Participants

       Benefits paid to participants are recorded as a reduction of net assets available for benefits when paid.

                     ENNIS, INC. 401(k) PLAN

                      (Modified Cash Basis)



3. Investments

   Participants may direct the allocation of amounts deferred to the available investment funds. Provisions of the Plan allow participant contributions in 5% increments to be vested in any of the available funds.

   The Plan's  investments, at fair value, at December  31,  2003 and 2002 were comprised of the following:

                                         2003          2002
                                         ----          ----

  Wells Fargo Treasury Plus Money
    Market                           $ 3,353,786   * $ 2,706,147 *
  Pimco Total Fund                     1,233,109   *     634,816
  Janus Balanced Fund                  1,469,894   *   1,051,303  *
  Wells Fargo LifePath 2010 Fund         232,428         116,003
  Wells Fargo LifePath 2020 Fund         587,208         468,357
  Wells Fargo LifePath 2030 Fund       1,787,144   *   1,515,361  *
  Wells Fargo LifePath 2040 Fund         219,589         140,261
  Aim Basic Value Fund                   780,252         113,451
  Wells Fargo Index Fund               1,564,453   *     633,455
  Goldman Sachs Capital Growth Fund    2,391,527   *   1,629,072  *
  Wells Fargo Large Company Growth
    Fund                                 723,984         431,423
  Janus Twenty Fund                      220,972         158,059
  Invesco Dynamics Fund                3,823,384   *   2,203,075  *
  Invesco Small Capital Growth Fund      821,090         371,700
  Janus Worldwide Fund                         -         294,955
  Templeton World Fund                   768,347               -
  Ennis Business Forms, Inc. Common
    Stock                              1,520,079   *     613,312
  Participant loans                    1,052,044         620,122
                                      ----------      ----------
                                    $ 22,549,290    $ 13,700,872
                                      ==========      ==========
            Total investments

  * Represents 5% or more of the net assets available for benefits

  During  2003,  the  Plan's investments  (including  investments
  bought,   sold   and   held   during  the   year)   appreciated
  (depreciated) in value as follows:

  Registered investment companies    $ 2,977,511
  Common stock                           329,752
                                       ---------
                                     $ 3,307,263
                                       =========

                     ENNIS, INC. 401(k) PLAN

                      (Modified Cash Basis)



4. Plan Termination

   Although the Company has not expressed any intent to do so, it has  the right under the Plan to discontinue its contributions
   at   any time  and  to  terminate  the  Plan  subject  to  the
   provisions of ERISA.

5. Tax Status of Plan

   The Plan has obtained its latest determination letter dated September 27, 2002 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan's management believe that the Plan is currently being operated within the applicable IRS rules and regulations.

6. In-Kind Contributions

   During the 2003 Plan year, the Company terminated its Employee
   Stock Ownership Plan and approximately 50,300 shares of the Company's stock was contributed to the Plan.


7. Plan Amendments

   Effective July 31, 2003, the Plan was amended to merge the net assets (approximately $3,800,000) of Calibrated Forms Company,
   Inc. 401(k) Plan into the Plan.

                      SUPPLEMENTAL SCHEDULE

                     ENNIS, INC. 401(k) PLAN

 Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                      (Modified Cash Basis)

                         EIN: 75-0256410
                           Plan#: 011

                        December 31, 2003

(a)  (b) Identity of       (c) Description of
          issuer,         investments including     (e) Current
         borrower,       maturity date, rate of        value
         lessor or        interest, collateral,
       similar party     par, or maturity value
      ---------------   ------------------------      -------
 *                      Wells Fargo Treasury Plus
     Wells Fargo Fund    Money Market              $  3,353,786
     Pimco Funds        Pimco Total Fund              1,233,109
     Janus Funds        Janus Balanced Fund           1,469,894
                        Wells Fargo LifePath 2010
 *   Wells Fargo Fund    Fund                           232,428
                        Wells Fargo LifePath 2020
 *   Wells Fargo Fund    Fund                           587,208
                        Wells Fargo LifePath 2030
 *   Wells Fargo Fund    Fund                         1,787,144
                        Wells Fargo LifePath 2040
 *   Wells Fargo Fund    Fund                           219,589
     Aim Family of
      Funds             Aim Basic Value Fund            780,252
 *   Wells Fargo Fund   Wells Fargo Index Fund        1,564,453
     Goldman Sachs      Goldman Sachs Capital
      Asset Management   Growth Fund                  2,391,527
                        Wells Fargo Large Company
 *   Wells Fargo Fund    Growth Fund                    723,984
     Janus Funds        Janus Twenty Fund               220,972
 *   INVESCO Family of
      Funds             Invesco Dynamics Fund         3,823,384
 *   INVESCO Family of  Invesco Small Capital
      Funds              Growth Fund                    821,090
     Templeton Fund     Templeton World Fund            768,347
 *   Ennis Business     Ennis Business Forms,
      Forms, Inc.        Inc. Common Stock            1,520,079
                        Loans with interest rates
                         ranging from 6.00% to
 *   Participants        11.5%                        1,052,044
                                                     ----------

                             Total investments     $ 22,549,290
                                                     ==========

   * Indicates party-in-interest to the Plan.
     Column (d) cost is not required since all investments are directed by participants.

                           SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              ENNIS, INC. 401(k) PLAN



Date:  June 28, 2004          /s/Harve Cathey
                              --------------------------------
                              Harve Cathey,
                              Vice President - Finance and
                              CFO, Secretary, Principal
                              Financial and Accounting Officer
                              Ennis, Inc.